Exhibit 99.1

BULLISH APPOINTS FORMER NYSE PRESIDENT STACEY CUNNINGHAM AS PRESIDENT

Cayman Islands – November 9, 2026 – Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, today announced the appointment of Stacey Cunningham, former President of the New York Stock Exchange (NYSE), as President. Cunningham's appointment comes as Bullish advances its strategy to connect traditional capital markets infrastructure with blockchain technology. Cunningham has spent more than three decades at the crossroads of issuers and investors, bringing that experience and those relationships to the company's efforts to modernize the infrastructure supporting financial markets.

"Stacey is one of the most respected leaders in global capital markets, and I've seen firsthand the impact of her leadership," said Tom Farley, CEO of Bullish. "She brings the rare combination of deep market structure expertise, operational experience, and relationships with issuers built over decades. As we bring together traditional financial infrastructure and blockchain technology, Stacey will play a central role in building the next generation of services for market participants."

Cunningham brings decades of financial markets experience, including serving as President of NYSE Group, where she became the first woman to lead the exchange group. During her tenure, she also held senior leadership roles including Chief Operating Officer, overseeing technology modernization and the integration of multiple exchange acquisitions. Previously, she held senior roles at Nasdaq. Cunningham serves on the boards of internet infrastructure and cybersecurity provider Cloudflare, the New York Stock Exchange, and Georgetown University's Psaros Center for Financial Markets and Policy. She has served as an operating partner at the global private equity firm Advent and an advisor to Uniswap Labs, the digital asset technology provider.

"Public markets depend on trusted infrastructure, but there is an enormous opportunity to make that infrastructure more efficient, connected and accessible," said Cunningham. "Bullish is bringing together the expertise, technology and relationships needed to deliver meaningful improvements for issuers and shareholders. I'm excited to help build on that foundation, strengthen the services our clients rely on today and create new possibilities for how companies and investors connect in the future."

In May 2026, Bullish announced its $4.2 billion acquisition of Equiniti, a leading global transfer agent serving nearly 3,000 issuer clients and more than 20 million shareholders. The planned combination would bring together Equiniti's established shareholder services and registry infrastructure with Bullish's regulated trading capabilities. Bullish has also received regulatory approval for tokenized securities trading in Gibraltar and launched trading of its own issuer-sponsored tokenized shares.

The appointment builds on a series of moves positioning Bullish at the center of tokenized securities infrastructure and financial technology that connects capital, communications and governance.

Media contacts

media@bullish.com

About Bullish

Bullish (NYSE: BLSH) is an institutionally focused global digital asset platform that provides regulated market infrastructure and information services. This includes Bullish Exchange – an institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Europe is regulated under MiCAR as a crypto asset service provider offering spot trading and custody services for digital assets.

Bullish is the parent company of CoinDesk, a leading provider of digital asset media and information services. CoinDesk's offerings include: CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries; CoinDesk Data – a broad suite of digital asset market data and analytics, providing real-time insights into prices, trends and market dynamics; and CoinDesk Insights – a digital asset media and events provider and operator of coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy and blockchain technology.

In May 2026, Bullish agreed to acquire Equiniti in a $4.2 billion transaction to create the world's leading transfer agent for tokenized securities. The combined platform is designed to span the full lifecycle of a tokenized security, from issuance and registry through to trading. The transaction is expected to close in January 2027, subject to customary closing conditions and required regulatory approvals.

For more information, please visit bullish.com and follow LinkedIn and X.

Use of Websites to Distribute Material Company Information

We use the Bullish Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the U.S. Securities and Exchange Commission (SEC) and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as "believe," "intend," "plan," "may," "will," "expect," "should," "could," "anticipate," "estimate," "predict," "project," or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements and include, without limitation, statements relating to the acquisition of Equiniti, the timing of, and our ability to obtain, maintain, and operate under, regulatory approvals, authorizations, licenses, registrations, and consents, future events or Bullish's future financial or operating performance, business strategy, and potential market opportunity of Bullish, Equiniti or the combined companies, our plans and expectations related to tokenization and the growth and adoption of tokenized securities and blockchain technology, competition in our industry, the regulatory and legal environment, including regulatory proceedings or approvals, and general economic and business conditions. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Bullish, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited to, the satisfaction of the conditions to closing the acquisition of Equiniti in the anticipated timeframe or at all, the failure to obtain necessary regulatory approvals, the ability to realize the anticipated benefits of the combination, the ability to successfully integrate the business, litigation or regulatory actions related to the acquisition and combination, disruption from the acquisition and combination and its impact on our ability to grow our business and operations, including in new geographic locations, the costs or expenditures associated therewith, competition in our industry, and the evolving rules and regulations applicable to digital assets, tokenization and our industry. You should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made, and Bullish undertakes no duty to update these forward-looking statements.